EXHIBIT 12.1

ABGENIX, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
		2005	2004	2003	2002	2001
		(in thousands)
Earnings:
Loss before income tax expense		$(206,955)	$(187,478)	$(196,345)	$(208,898)	$(60,856)
Add:	Fixed charges	22,796	15,952	15,447	13,556	4,678
	Amortization of capitalized interest	162	163	99	1	—
Less:	Capitalized interest	(1,070)	(1,687)	(2,470)	(1,924)	—
		$(185,067)	$(173,050)	$(183,269)	$(197,265)	$(56,178)
Fixed charges:
Interest expense		$15,205	$7,233	$5,784	$4,830	$259
Capitalized interest		1,070	1,687	2,470	1,924	—
Estimated interest portion of rental expense		6,521	7,032	7,193	6,802	4,419
		$22,796	$15,952	$15,447	$13,556	$4,678
Deficiency of earnings to fixed charges		$(207,863)	$(189,002)	$(198,716)	$(210,821)	$(60,856)
Ratio of earnings to fixed charges		—	—	—	—	—